UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
February 3, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURES

This report contains a copy of the following documents:
(1) Term Sheet regarding Core Tier I Securities Ranking Pari Passu with Ordinary Shares; and
(2) Term Sheet regarding Illiquid Assets Back-Up Facility Agreement.

CORE TIER I SECURITIES RANKING PARI PASSU WITH ORDINARY SHARES
Term sheet – subject to documentation

Issuer:	ING Groep N.V.

Investor:	State of The Netherlands

CHAPTER I	CORE TIER I SECURITIES RANKING PARI PASSU WITH ORDINARY SHARES

Form and transfer of securities:	The securities (each a “Security”) are offered in registered form and are transferable only with the prior written consent of the Issuer and also of DNB.

Registrar:	ING Groep N.V.

Nominal value:	EUR 0.24 per Security

Issue Price:	EUR 10 per Security

Number of Securities:	Up to 1 billion (up to EUR 10 billion aggregate Issue Price)

Coupon:	The higher of:
1. EUR 0.85 per Security, payable annually in arrear (short first coupon of EUR 0.425 per Security on 12 May 2009) (unadjusted); and
2. 110% of the dividend paid on the ordinary share in 2009, 120% of the dividend paid on the ordinary share in 2010 and 125% of the dividend paid on the ordinary share in 2011 onwards, paid in cash if the dividend is in cash, or paid in scrip Securities in the event of a scrip dividend.

Tax Status:	The coupons will not be tax deductible for the Issuer. Investor will be paid the coupon after deduction of any applicable withholding tax. In the situations described under Optional Buy Back and Conversion option below, withholding tax may be due.

Issue Date:	12 November 2008

Coupon Date:	12 May in each year, or if that day is not a business day the next following business day (without any interest or other sum being due in respect of such postponed payment). A first short coupon will be payable on 12 May 2009.

Business Days:	TARGET2, Amsterdam

Day count fraction:	30/360 (bond basis)

Status and Subordination:	The Securities will be deeply subordinated, ranking pari passu with ordinary shares in a winding-up (faillissement or vereffening na ontbinding) of the Issuer.

Coupons will only be due and payable, on a non-cumulative basis, if a dividend is paid on ordinary shares over the financial year preceding the Coupon Date, either on an interim or a final dividend basis, provided always that the Issuer’s capital adequacy position is and remains satisfactory both before and after payment in the opinion of DNB. (This

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means that, subject to this proviso, the first short coupon in May 2009 is payable whether ING Groep N.V. pays a final dividend over the financial year 2008 or not, because ING Groep N.V. has paid an interim dividend for the financial year 2008 in August 2008).

The Securities qualify as core tier 1 capital for regulatory purposes. ING Groep N.V. may inject the cash proceeds of the Issue into either ING Bank N.V. or ING Verzekeringen N.V. as core equity.

Voting rights:	None

Maturity:	None, perpetual

Optional Buy Back:	The Issuer has the right, on giving not less than 15 nor more than 30 days’ notice to the Investor, to repurchase with permission of DNB all or some of the Securities, at EUR 15 per Security (plus accrued interest) at any time.

Conversion option:	The Issuer may, after having given not less than 15 nor more than 30 days’ notice to the Investor, convert all or some of the Securities into (depositary receipts for) ordinary shares on a one for one basis (subject to customary adjustments as may be necessary to preserve economic equivalence), three years after their Issue Date or at any time thereafter, with approval from DNB and subject to the following. Within 5 Business Days after having received such notice, the Investor may opt, by giving notice to the Issuer, for repayment of the Securities concerned, on the date that had been identified by the Issuer for the conversion, at EUR 10 per Security (plus accrued interest). Such repayment will also be subject to the approval of DNB. In addition, it shall be a condition to any conversion that all required non-Dutch insurance, banking or other regulatory approvals shall have been obtained.

Payments:	Payments in respect of the Securities will be made by the Issuer, subject to any applicable fiscal and other laws, to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof.

Limitation of remedies:	Any rights of the Investor to dissolve (ontbinden) or annul (vernietigen) are excluded.

Prescription:	Claims for payment in respect of the Securities shall be prescribed and become void unless made within five years from the due date thereof.

Notices:	Notices to the Investor shall be mailed to it at its address in the Register. Notices to the Issuer shall be mailed to it at its registered address.

Listing:	N/A

Anti-dilution:	Customary anti-dilution provisions will apply to preserve economic equivalence of the Securities.

CHAPTER II	CORPORATE GOVERNANCE AND REMUNERATION

Governance:	Investor will have the right (“versterkt aanbevelingsrecht”) to, subject to applicable law and to corporate governance practices, generally accepted under applicable stock listing regimes, recommend to Issuer’s Supervisory Board two (2) new Supervisory Board members at the next AGM to be held in 2009. All Supervisory Board approval items listed in the annex hereto require approval by Investor’s nominees. Until their formal appointment, the Investor’s nominees will function as observers.

Investor’s nominees, subject to applicable law and to corporate governance practices, generally accepted under applicable stock listing regimes, to be represented on the Issuer’s Supervisory Board Audit,

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Remuneration and Nomination and Corporate Governance Committees.

Issuer to agree that Investor may receive same information as its nominated observers or Supervisory Board member(s) in accordance with applicable laws and regulations (amongst others regarding market abuse and selective disclosure) and provided that the confidentiality of this information is ensured by Investor.

All of the above shall apply only for so long as Investor holds at least 25% of the Securities originally issued at Closing.

Remuneration:	Issuer’s Supervisory Board to develop a sustainable remuneration policy for the Executive Board and Senior Management that is aligned to new international standards. These incentive schemes will be linked to long- term value creation, taking account of risk and restricting the potential for “rewards for failure”.

Issuer’s Executive Board to forego all bonuses for 2008 (cash as well as options and share rewards).
Issuer’s Executive Board to limit exit schemes or statutory compensation for dismissal to one year’s fixed salary.

CHAPTER III	GENERAL

Use of Proceeds:	Proceeds will be used to strengthen equity of Issuer and its subsidiaries; use of proceeds to invest in Issuer subsidiaries outside the EU subject to DNB approval, only if used for capital over an amount of EUR 300 million.

Costs:	Costs and expenses of both parties borne by Issuer.

Governing Law and Jurisdiction:	Dutch law. Exclusive jurisdiction of the Amsterdam district court and its appellate courts in the Netherlands.

Documentation:	The issuance of the Securities is subject to customary documentation, including standard representations and warranties.

Date: 19 October 2008

ING Groep N.V.:

State of the Netherlands:

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ANNEX
List of Supervisory Board decisions that require approval by Investor’s nominees:
a.	the issue or acquisition of its own shares by the company (other than related to the core tier-1 Securities issue and other than as part of regular hedging operations and the issuing of shares according to employment schemes);

b.	cooperation in the issue of depositary receipts for shares;

c.	application for listing in or removal from the price list of any stock exchange of the securities referred to in a. or b.;

d.	entry into or termination of lasting cooperation between the company or a dependent company and another legal entity or partnership or as general partner in a limited partnership or general partnership where such cooperation or termination thereof has material significance for the company, i.e. amounting to one-quarter or more of the company’s issued capital and reserves as disclosed in its balance sheet and notes thereto;

e.	acquisition by the company or a dependent company of a participating interest in the capital of another company amounting to one-quarter or more of the company’s issued capital and reserves as disclosed in its balance sheet and notes thereto or a material increase or decrease in the magnitude of such a participating interest;

f.	investments involving an amount equal to one-quarter or more of the company’s issued capital and reserves as disclosed in its balance sheet and notes thereto;

g.	a proposal to wind up the company;

h.	filing of a petition for bankruptcy or moratorium;

i.	a proposal to reduce the issued capital (other than related to the core tier-1 Securities issue);

j.	proposal for merger/split-off, dissolution; and

k.	a proposal to shareholders for change of the remuneration policy.

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TERM SHEET
ILLIQUID ASSETS BACK-UP FACILITY

TERM SHEET
ILLIQUID ASSETS BACK-UP FACILITY AGREEMENT
The envisaged Illiquid Assets Back-up Facility Agreement to which this term sheet relates forms part of the aim of ING to reduce its risk weighted assets by 3 per cent. (net of material negative credit migration effects) by 31st December 2009 as compared to the level as at 31st December 2008.

1.	GENERAL

1.1	Parties:	ING Groep N.V. (ING) for itself and on behalf of the Owners (as defined below).

The State of the Netherlands (the State).

1.2	Designated Securities Pool:	The (interests in) the asset backed securities referred to in Schedule 1 hereto.

1.3	Securities:	The (interests in the) securities comprising the Designated Securities Pool. The Securities which carry a fixed interest rate are referred to as the Fixed Rate Securities, the Securities with a floating interest rate as Floating Rate Securities.

1.4	Description of Securities:	A description setting out such characteristics / criteria of the Securities as requested by the State.

1.5	Owners:	Each ING group entity who has legal title to one or more of the Securities (the Legal Owners) and any ING group entity which holds a participation interest in the Securities (the Beneficial Owners).

Pursuant to one or more inter-company participation agreements to be entered into by the Legal Owners and the Beneficial Owners, the Legal Owners shall not have continuing involvement in the Proportion of the Designated Securities Pool. One or more other affiliates shall perform the servicing of the Securities in the Designated Securities Pool (the Servicers). The Legal Owners shall have the right to transfer their remaining beneficial ownership in the Securities to any party subject to requirements by the State that its interests in the Securities will not be adversely affected as a result thereof.

1.6	Obligors:	The issuers of the Securities as well as any other parties referred to in Schedule 1 and other parties who have any payment obligations towards any of the Owners and/or ING under the terms of the Securities. For the avoidance of doubt the term “Obligor” shall not include any hedging counterparties of ING or its affiliates.

1.7	Guaranteed Value:	“Guaranteed Value” means at 25 January 2009 USD 28,087,200,000 as such amount will decrease by scheduled payments and prepayments made by the State in accordance with 2.7 or resulting from exclusion of Securities resulting from regulatory approval considerations (reductions of the management fee payable by the State and other economics may require recalculations depending on materiality).

The Guaranteed Value will be allocated on a Security by Security basis by Dynamic Credit in a manner satisfactory to the State and ING and will be subject to adjustment at the Closing Date for any payments or prepayments on the underlying Securities between the Signing Date and the Closing Date.

1.8	Proportion:	80 per cent.

1.9	Signing Date:	26 January 2009.

1.10	Closing Date:	28 February 2009 or such other date as ING and the State may agree or any later date depending on US regulatory approval.

2.	TERMS OF THE ILLIQUID ASSETS BACK-UP FACILITY AGREEMENT

2.1	Illiquid Assets Back-up Facility Agreement:	ING, the Owners and the State will enter into an illiquid assets back-up facility agreement (the Illiquid Assets Back-up Facility Agreement).

2.2	Owners remain legal owners of the Securities:	The entering into of the Illiquid Assets Back-up Facility Agreement will not have property law effects in respect of the Securities. Each Legal Owner will retain legal title to the Securities in the Designated Securities Pool and will continue to be entitled to receive and recover all principal, interest and other amounts payable under the Designated Securities Pool.

The State will not have any proprietary interest in the Securities. It will have contractual rights against ING to receive amounts under the Illiquid Assets Back-up Facility Agreement.

The State will not be subrogated or substituted in respect of the Owner’s claims under the Securities or otherwise have any direct contractual claims against the Obligors by reason of it being a party to the Illiquid Assets Back-up Facility Agreement.

For the avoidance of doubt, the State shall in no event be liable towards the Owners or the Obligors or any third party for the performance of obligations of the Owners, if any, under the Securities.

2.3	Payments by ING - proceeds in respect of the Securities:	ING will be obliged to pay to the State an amount equal to the Proportion of all amounts received or recovered by the Owner(s) whether by actual receipt, the exercise of any right of set-off or otherwise) (A) as interest, principal or otherwise under the Securities and (B) as proceeds of divestments of the Securities, net of reasonable transaction costs acceptable to the State (the Proportional Amount).

All amounts to which the State is entitled during a Calculation Period shall be paid by or on behalf of ING to the State no later than the last Business Day of each month (each a ING Payment Date). The first “Calculation Period” shall commence on the Closing Date and end on the date falling two Business Days prior to the last Business day of the month in which closing occurs. Each subsequent “Calculation Period” shall begin on the first day after the prior Calculation Period and shall end on the date falling two Business Days prior to the last Business Day of the succeeding month.

Effective Federal Fund Rate shall be payable by ING to the State on the Proportional Amount received over the period between receipt by the Owner and payment thereof to the State. Business Day means a day on which banks are open for business in Amsterdam and New York.

ING will each time as soon as possible inform the State as to the reasons of any deficiency in interest and/or principal payments under the Securities (howsoever caused).

ING will identify and notify which amounts relate to Fixed Rate Securities and which amounts relate to Floating Rate Securities.

2.4	Payments by ING - Damages in case of breach of representations or non-credit risk related losses:	In addition, if after the Closing Date, in respect of a Security:

(a)  any of the representations and warranties relating to such Security are untrue or incorrect as of the date made; or

(b)  an interest shortfall or principal shortfall under the Security is caused by reasons other than (i) shortfalls in revenues received in respect of the underlying mortgages loans (including sales and foreclosure proceeds), or (ii) any other event which would constitute a credit risk related event under current IFRS;

then ING will within 1 Business Day after ING or the relevant Owner having become aware of such event, be obliged to pay to the State an immediately due and payable amount equal to the then current Guaranteed Value of such Security plus accrued but unpaid interest in respect of that particular Security at a rate of 3 per cent. in respect of the period from and including the immediately preceding ING Payment Date (or such other date as may be agreed between the parties) until and excluding the date of payment. Upon such compensation payment having been made the Securities concerned will no longer be part of the Designated Securities Pool. The foregoing is without prejudice to other rights the State may have afforded to it under Dutch law in respect of damages (vermogensschade) incurred by the State in respect of such event. For the avoidance of doubt, the removal of the Securities concerned from the Designated Securities Pool will not affect the Guaranteed Value.

2.5	Payment by ING - Guarantee Fees:	ING will be obliged to pay a guarantee fee (the Guarantee Fee) with a net present value of USD 750,000,000 payable over such period and in such instalments as may be agreed between the parties. Parties agree that the payments structure will substantially be as follows:

(a) for 2009: USD 10,000,000 (the Fixed Fee);

(b) for 2010: the Fixed Fee plus 1 per cent. of all amounts actually received by the Owners in respect of the Proportion of the Securities during that year;

(c) for 2011: the Fixed Fee plus 2 per cent. of all amounts actually received by the Owners in respect of the Proportion of the Securities during that year; and

(d) for 2012 until 2019: the Fixed Fee plus 2.5 per cent. of all amounts actually received by the Owners in respect of the Proportion of the Securities during that year.

The Guarantee Fee in respect of a year is due and payable in arrears on the last ING Payment Date in the relevant year.

2.6	Payment by ING - default interest:	In case of payment default by ING, the interest payable in respect of such due but unpaid amounts by ING will be increased by the Effective Federal Funds Rate plus 1 per cent. from and including the due date until but excluding the date of payment.

2.7	Payments by the State - Guaranteed Value:	The State will be obliged to pay an amount equal to the Guaranteed Value of the Fixed Rate Securities, to be paid down over time on a monthly basis, in accordance with a schedule based on a 5 – 15 per cent. prepayment rate applied to the base case scenario of Dynamic Credit.

The State will be obliged to pay an amount equal to the Guaranteed Value of the Floating Rate Securities, to be paid down over time on a monthly basis in accordance with a schedule based on a 5 – 15 per cent. prepayment rate applied to the base case scenario of Dynamic Credit.

Each such scheduled payment date is referred to as a State Payment Date which shall be one Business Day later than the ING Payment Date (or as otherwise agreed).

The State will have the right but not the obligation to make prepayments. Prepayments over and above the amounts allowed to be prepaid in accordance with the relevant schedules referred to above, as applicable, will be subject to customary breakage cost provisions. If in any year the State has prepaid less than it was entitled to, it will have the right to prepay such amount over and above its regular entitlement to prepayments in any subsequent year. Any prepayments will be allocated to instalments under the applicable amortisation schedule as determined by the State in its discretion.

2.8	Payments by the State – funding and management fee:	Funding Fee: on a monthly basis on each State Payment Date the State will be obliged to pay a funding fee in arrears equal to 3 per cent. in respect of the then outstanding Guaranteed Value of the Fixed Rate Securities and 1 month $ LIBOR in respect of the then outstanding Guaranteed Value of the Floating Rate Securities.

The funding fee will be payable by the State in arrears on each State Payment Date.

Management Fee: the State will be obliged to pay a management fee with a net present value of USD 925,000,000 (to be discounted at 3 per cent.) payable over such period and in such instalments as may be agreed between the parties.

2.9	Currency:	All payments under the Illiquid Assets Back-up Facility Agreement will be made in US Dollar.

2.10	Servicing:	ING and one of its affiliates (to be identified prior to closing) will as against the State remain responsible for servicing of the Designated Securities Pool. Neither ING nor any of the Owners or the relevant Servicer will do any of the following in respect of the State’s Proportion of the Securities without prior written consent of the State:

(a)  exercise or refrain from exercising any of its rights, powers and discretions arising under or in connection with any of the Securities where such exercise or non exercise will or may adversely affect the interests of the State in respect thereof;

(b) divestment of any of the Securities;

(c) amendment of the terms and conditions of any Security or of any contractual arrangements between any Owner and any Obligor;

(d)  grant security rights over (its interest in) any of the Securities other than to the State other than the US participation granted to the Beneficial Owners and other than any interest in the Securities not covered by the Proportion (subject to requirements by the State that its interests in the Securities will not be adversely affected as a result thereof);

(e) enter into a repo or securities lending facility or similar transaction with any third party (belenen);

(f) making any decision or taking any action in respect of the Securities which will or may adversely affect the interests of the State under the Illiquid Assets Back-up Facility Agreement.

The State may impose conditions to any such consent, including without limitation sharing of upsides of using the Securities for ECB/Fed liquidity purposes.

The State acting reasonably is entitled to give instructions to ING and any of the Owners as to the exercise of rights and the performance of obligations under the Securities (subject to any third party’s participation interest in the remaining beneficial interest of the Securities) in case where the State in its discretion believes this is necessary to safeguard its interests under the Illiquid Assets Back-up Facility Agreement.

Servicing may only be delegated by ING or any of the Owners to third parties with prior written consent of the State.

2.11	Divestments:	ING and the Owners will use commercial best efforts to sell or liquidate Securities at or above their nominal value plus accrued interest, if so requested in consultation with the State.

A reasonable time prior to any envisaged divestment ING will provide the State with all necessary information in respect of such divestment.

2.12	Reporting:	ING will at least on each ING Payment Date have reporting requirements relating to (A) the Securities (as to cash flows, losses, values, performance and composition of the pool) and (B) the Obligors and (C) other information needed by the State or their auditors. Format, content and frequency to be determined by the State subject to ING being able to deliver.

ING and the Owners will be obliged to grant access to Auditors of the State upon request.

In addition to the above periodic reporting requirements, ING will forthwith upon becoming aware thereof inform the State of any information which may reasonably be expected to have a significant negative effect on the value of the Securities and the Designated Securities Pool.

2.13	Representations and Warranties:	ING to make appropriate representations in relation to itself, each of the Owners and the Securities, including the following (subject to materiality qualifications or qualifications with respect to impact on the value of the Designated Securities Pool or the Securities, or on ING’s obligations, in each case where such qualifications are appropriate and acceptable to the State and if applicable to be determined in the State’s sole reasonable opinion if there is a breach):
(a)	ownership of Securities by Owners;

(b)	absence of encumbrances in respect of Securities or participation interests in such Securities;

(c)	no rights of third parties in respect of Securities;

(d)	Securities legal and valid obligations of Obligors;

(e)	no third party intervention (e.g. attachment);

(f)	correctness of information (including without limitation correctness and compliance of the Description of Securities to be supplied by ING to the State as a condition precedent);

(g)	due incorporation ING and Owners;

(h)	due authorisation and execution ING and Owners;

(i)	no conflicts with other obligations of ING and/or Owners;

(j)	no insolvency;

(k)	no Event of Default and no breach by Obligors of their obligations under the Securities (other than directly resulting from realised losses on the underlying mortgage loans);

(l)	no filing or stamp duties;

(m)	no litigation;

(n)	no breach of law;

(o)	ranking of obligations, and of security (if and when granted).
Appropriate provisions will be included for deemed repetition of reps and warranties.

2.14	Covenants:	Appropriate covenants to be given by ING, including:
(a)	ING and the Owners will exercise their rights and discretions under the Securities in the same manner as a prudent and diligent investor in the Securities acting for its own risk and account would do assuming no participation or guarantee or similar arrangement existed;

(b)	ING will forthwith inform the State of any breach of representations and warranties and/or the occurrence of an Event of Default;

(c)	ING undertakes to support the growth of the Dutch lending to corporates and consumers (including mortgages) for an amount of EUR 25 billion, on market conforming terms;

(d)	ING will pro-actively use EUR 10 billion of the Dutch Guarantee Scheme over 2009;

(e)	ING commits itself to maintaining the Dutch payment system PIN on its payment debit cards as long as other market participants, representing a substantial market share, are still making use of this payment system;

2.15	Events of Default:	Events of Default will include the following events (subject to materiality and/or remedy periods qualifications or qualifications with respect to impact on the value of the Designated Securities Pool or the Securities, or on ING’s obligations hereunder, in each case where such qualifications are appropriate and acceptable to the State and if applicable to be

(a)	non-payment (grace period of 3 business days for technical or administrative error by banks in the transmission of funds);

(b)	breach of other obligation;

(c)	misrepresentation;

(d)	(threatening) insolvency, cessation of business on the part of ING Groep N.V., ING Bank N.V. (incl appointment of “stille curator”) or any Owner;

(e)	cross default;

(f)	unlawfulness, invalidity;

(g)	repudiation and rescission;

(h)	litigation; and

(i)	creditors process (attachments, expropriations, etc).

Each such event constitutes an Event of Default if notice thereof has been given by the State to ING.

2.16	Remedy for Event of Default:	Upon the occurrence of an Event of Default, ING will be obliged to pay immediately due and payable damages to the State which will be equal to the Proportion of the Fair Market Value (as defined below) plus other costs and expenses incurred in respect of the remedies under this Section.

The entitlement to the damages does not affect the State’s payment obligations but will be without prejudice to any other action and remedies afforded to the State under Dutch statutory law as a result of non-payment of such damages including the right to suspend payments (opschortingsrecht) and set off (verrekening) in respect of its own payment obligations under the Illiquid Assets Back-up Facility Agreement.

2.17	Exit Price Mechanism:	Each year ING and the State will discuss whether the parties wish to terminate the Illiquid Assets Back-up Facility Agreement.

Upon voluntary termination or an Event of Default ING will be obliged to pay an amount equal to the Fair Market Value of the Proportion of the Securities to the State (subject to any further remedies of the State afforded to it under Dutch law in case of an Event of Default). In connection with any termination or any payment of damages under Section 2.16, the Fair Market Value will be determined as follows:
(a)	within 10 Business Days, ING and the State each appoint a reputable independent international financial institution that is specialised in the field of valuing securities such as the Securities and a third one together, provided that in case of an Event of Default the State may appoint all three institutions by itself;

(b)	Within 20 Business Days or as soon as reasonably practical before or thereafter, the selected institutions will determine a fair market value, as defined under IFRS (Fair Market Value) for the then outstanding Securities;

(c)	(i) if the difference of value of the first two experts is lower than 20%, the Fair Market Value should be the average of such two values, and the third expert value should not be looked at, (ii) if the difference of value is greater than 20%, then, the Fair Market Value should be the average between the third expert value and the value of the expert from the other two that is the closest to the third expert value (if the differential is identical, the Fair Market Value should be the average of the three), (iii) the Fair Market Value will be binding on the parties in the absence of manifest error.

ING will be obliged to pay the State an amount equal to the Proportion x the Fair Market Value of the relevant Securities within 3 Business Days after the Fair Market Value has been determined. The State will be obliged to pay the Guaranteed Value on terms as may be agreed in connection with the voluntary termination.

All costs in connection with the determination of the Fair Market Value will be borne by ING.

2.18	Security for payment obligations under Participation:	Upon first request of the State, ING will cause the Owners to grant first ranking security over the Beneficial Owner’s participation interests in the Securities or, at the option of the State, ING will provide alternative collateral satisfactory to the State to secure the (net) exposure of the State on ING.

2.19	Governance/ remuneration:	The governance and remuneration clauses as set out in Schedule 3 of the EUR 10 billion core tier 1 securities Subscription Agreement dated 11 November 2008 (the Securities Agreement) will apply equally for the duration of this agreement, irrespective of the duration of the Securities Agreement.

ING Executive Board to forego all bonuses for 2009 (cash as well as options and share rewards) and for subsequent years as long as the Supervisory Board of ING has not adopted and/or approved a remuneration policy in accordance with the Securities Agreement.

ING will continue to pro-actively cooperate to deliver positive communication on the foregoing of bonuses. The new remuneration policy will amongst others include objectives relating to corporate and social responsibility.

Appointment of the Chief Executive Officer of the Executive Board requires approval of the State’s nominees.

2.20	Assignability:	The State may transfer (part of) its rights, but not its obligations, under the Illiquid Assets Back-up Facility Agreement without consent of ING or the Owners, provided that ING and the Owners may continue to make their payments under the Illiquid Assets Back-up Facility Agreement to the State.

ING is not entitled to transfer any of its rights under the Illiquid Assets Back-up Facility Agreement except, subject to prior written consent of the State, to the Owners. The State will give such consent if it is satisfied — where required by the State to be supported by a legal opinion from a US law firm and acceptable to the State and addressed to the State – that the following cumulative conditions are met:
(a)	such transfer is necessary for ING or the Owner related accounting or regulatory purposes; and

(b)	the transfer will not adversely affect the interests and/or contractual position of the State under the Asset Guarantee Agreement, including regarding (recognition and enforceability of) of any relevant provision of the Dutch Civil Code both prior and after insolvency of the transferee; and

(c)	acceptable risk of US litigation; and

(d)	if necessary, a satisfactory solution to both parties has been agreed with regards to the commingling risks issues (if any) and requirements for direct payments to the Legal Owners (if any) of the relevant US regulator with regards to payments under the Illiquid Assets Back-up Facility Agreement and the preference of the State to only deal with ING in respect of such payments (één loket) under the Illiquid Assets Back-up Facility Agreement.

2.21	Obligations Owners and Servicers:	Each of the Owners and Servicers will covenant that they will act in accordance with the terms of the Illiquid Assets Back-up Facility Agreement.

ING to be fully liable on a joint and several basis with each Owner and each Servicer for the performance by that Owner or Servicer of its obligations thereunder.

2.22	Indemnity:	ING will severally fully indemnify the State and its officers, employees and agents against any claims, liabilities, damages, costs or losses which any of them may incur arising under or in connection with the entering into by the State of the Illiquid Assets Back-up Facility Agreement (for the avoidance of doubt other than losses on the Securities purported to be covered by the State pursuant to the Illiquid Assets Back-up Facility Agreement) and the exercise and performance by the State of its rights and obligations thereunder.

2.23	Governing law:	Dutch law.

The competent Dutch court has exclusive jurisdiction.

3. MISCELLANEOUS

3.1	Costs and expenses:	All costs including all fees spent on external advisors relating to the transaction, ongoing monitoring deriving from the Illiquid Assets Back-up Facility Agreement and costs and expenses relating to an exit are for the account of ING, whether or not an agreement will be reached.

3.2	Conditions to	Conditions precedent apply including but not limited to:
Closing:
clearance EU;

clearance applicable Dutch and US regulators for the relevant Owners;

corporate authorisations ING and Owners;

submission of the Description of Securities in form and substance to the satisfaction of the State;

parliamentary approval;

credit rating of SVO 1 or 2 and RBC charge classification acceptable to ING in respect of the payment obligation of the State under the Illiquid Assets Back-up Facility Agreement; and

ING to obtain or waive in its discretion consents or approvals required by regulators or by law with respect to treatment of any transfer or grant of participation interests in the Securities between the Legal Owners and the Beneficial Owners.

3.3	Documentation:	The details of the agreement between parties will be reflected in the Illiquid Assets Back-up Facility Agreement The parties recognize and agree that in the definitive documentation, ING may, subject to prior consent of the State (such consent not to be unreasonably be withheld) substitute a wholly owned direct or indirect subsidiary organized under the laws of The Netherlands as the ING Group counterparty under the Illiquid Assets Back-up Facility Agreement provided that ING remains jointly and severally liable for the obligations of all ING entities under the Illiquid Assets Back-up Facility Agreement and for the indemnity of 2.22 (and such other conditions required by the State purely aimed at not adversely affecting the State’s position as a result of such substitution).

Executed between the parties on 26 January 2009
The State of the Netherlands

By:

ING Groep N.V. (for itself and on behalf of the Owners)

By:	By:

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
Date: February 3, 2009	By:	/s/ J.W. VINK
J.W. Vink
General Manager Corporate Legal

	By:	/s/ W.A. BROUWER
W.A. Brouwer
Assistant General Counsel